Old Second Bancorp, Inc.

37 South River Street

Aurora, Illinois 60507

(630) 892-0202

August 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:      Christopher Dunham, Staff Attorney

Re:	Old Second Bancorp, Inc. (the “Company”)
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-219680 (the “Registration Statement”)

Dear Mr. Dunham:

The Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 10:00 a.m., Eastern Time, on Friday, August 11, 2017, or as soon thereafter as practicable.

The staff should feel free to contact Brennan Ryan of Nelson Mullins Riley & Scarborough LLP, the Company’s legal counsel, at (404) 322-6218 with any questions or comments.

Very truly yours,

Old Second Bancorp, Inc.

/s/ Bradley S. Adams
Bradley S. Adams
Executive Vice President and Chief Financial Officer